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SE

17018152

SEC Mail Processing Section

JUN 30 2017

Washington DC 408

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SEC FILE NUMBER
8- 11206

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/16 (MM/DD/YY) AND ENDING 04/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Pension & Group Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 Broadway
(No. and Street)

Kansas City	Missouri	64111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Jones, President — 816-968-0602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Road, Ste 540	Newport Beach	California	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 JUL -3 PM 1:23 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DMS

OATH OR AFFIRMATION

I, Richard F. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Pension & Group Consultants, Inc., as of April 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Richard F. Jones, President

Title

Notary Public


PAMELA L. PROCTOR
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Oct. 13, 2018
Commission # 14028998

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
National Pension & Group Consultants, Inc.

We have audited the accompanying financial statements of National Pension & Group Consultants, Inc. (the "Company"), which comprise of the statement of financial condition as of April 30, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of April 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anton & Chia, LLP
Anton & Chia, LLP

Newport Beach, CA
June 29, 2017

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2017

ASSETS

Cash and cash equivalents:		
Cash		$ 185,879
Money Market Funds		354,180
Total cash and cash equivalents		540,059
Trading Securities:		
NASDAQ Stock – Allowable (at market value)		20,661
Receivables (non-allowable):		
Commissions – Variable annuities		78
Other assets (non-allowable):		
CRD deposit	316	
IRS tax deposit	13,934	
Total other assets		14,250
Total assets		$ 575,048

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Expense reimbursements due to an affiliate		$ 10,660
Total liabilities		10,660
Stockholders' equity:		
Common stock, Class A, $10 par value; authorized 4,000 shares; issued and outstanding, 2,400 shares	$ 24,000	
Additional paid-in capital	50,000	
Retained earnings	490,388	
Total Stockholders' equity		564,388
Total liabilities and Stockholders' equity		$ 575,048

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF INCOME

FOR THE YEAR ENDED APRIL 30, 2017

Revenues:		
Commissions – Variable annuities		$ 11,704
Advisory fees – FTJFundchoice, LLC - related party		141,937
Dividends and interest		1,742
Unrealized and realized gain on investments		2,148
Total revenues		157,531
Expenses:		
Commissions	$ 689	
Management fees/expense reimbursement	89,840	
Professional fees	13,634	
FINRA membership assessment and fees	8,520	
State and local taxes	956	
SIPC assessment	349	
Office and other expenses	13,142	
Dues and publications	1,229	
Total expenses		128,359
Net income		$ 29,172

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED APRIL 30, 2017

	Common Stock, Class A		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Beginning Balance, May, 2016	2,400	$ 24,000	$ 50,000	$ 461,216	$ 535,216
Net income	-	-	-	29,172	29,172
Ending Balance , April 30, 2017	2,400	$ 24,000	$ 50,000	$ 490,388	$ 564,388

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED APRIL 30, 2017

Cash flows from operating activities:		
Net income		$ 29,172
Adjustments to reconcile net income to net cash used for operating activities:		
Net unrealized and realized gains and losses on trading securities	$ (2,148)	
Decrease in receivables (non-allowable) – commissions	71	
Decrease in IRS tax deposit	4,197	
Decrease in CRD deposit	1,470	
Decrease in due to affiliate	(4,783)	
Total adjustments		(1,193)
Net cash flow provided for operating activities		27,979
Net increase in cash and cash equivalents		27,979
Cash and cash equivalents at beginning of year		512,080
Cash and cash equivalents at end of year		$ 540,059

The accompanying notes are an integral part of these financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2017

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

National Pension & Group Consultants, Inc. (the "Company") was formed in the District of Columbia in 1961 and was registered to do business in the State of Missouri as a foreign corporation in October 1971 with its only office in Kansas City, Missouri. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA), and is registered with the Securities and Exchange Commission (SEC) and various other states and is an investment advisor.

For prudent succession purposes and to maximize the efficient transfer of property, on September 30, 2016, Richard F. Jones transferred stock ownership of the Company to the beneficial ownership of his three sons, Richard ("Rick") F. Jones, Jr., Bradford ("Brad") R. Jones, and Bryson ("Bryce") L. Jones (and their families), through three generation skipping trusts (GST). The 100% ownership of Company stock is held equally (33 1/3%) by each of the GST Trusts, in which there are two trustees, each son (Rick, Brad and Bryce) and Steven C. Krueger, the Jones Family tax & estate lawyer, and are identified as follows:

Richard F. Jones, Jr. and Steven C. Krueger, Trustees of the Richard and Sandra Jones Family GST f/b/o Richard F. Jones Jr.; Bradford R. Jones and Steven C. Krueger, Trustees of the Richard and Sandra Jones Family GST Trust f/b/o Bradford R. Jones; and Bryson L. Jones and Steven C. Krueger, Trustees of the Richard and Sandra Jones Family GST Trust f/b/o Bryson L. Jones.

The Company primarily conducts a mutual fund business by way of FTJFundChoice, LLC, which provides financial services in the nature of investment administration. The Company conducts a minimal variable contract business.

The Company does not clear securities transactions or hold customers' securities or funds. The Company does not require a clearing agent in order to conduct its securities business.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

NASDAQ Stock

The NASDAQ Stock is reported at fair market value. The Company considers them trading securities and gains/losses are included in the Statement of Operations.

Revenue Recognition

The company recognizes revenue pursuant to its agreement with its related party when advisory fees are received.

Income Taxes

The Company elected under Section 1372(a) of the Internal Revenue Code to be treated as an S corporation. Accordingly, the Company is not subject to federal income taxes as all income, deductions, credits, etc. are taxable to the shareholder. Therefore, no provision for income taxes has been made in these financial statements. The Company is required to make certain deposits to the Internal Revenue Service due to its election of a fiscal year-end versus a calendar year-end.

Income Taxes

As required by the Income Taxes-Overall-Recognition Topic of the Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to disclose unrecognized tax benefits as a result of tax positions taken during a prior period. FASB ASC also requires the Company to recognize any interest and penalties associated with its tax positions. Management believes, more likely than not, that tax positions taken will be sustained.

The Company's income tax returns are subject to examination by the taxing authorities for three years subsequent to their filing.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) RELATED PARTY TRANSACTIONS

The Company is an affiliate of Fidelity Security Life Insurance Company ("FSLIC") and Forrest T. Jones & Company, Inc. ("FTJ") both are owned equally by Richard F. Jones, Jr. Trust (33 1/3%), Bradford R. Jones Trust (33 1/3%) and Bryson L. Jones Trust (33 1/3%). FTJ performs management and accounting services. Also, some of the transactions recorded in the Company's financial statements reflect the intercompany billings based on allocation of common costs

The Company received investment advisory fees from FTJFundChoice, LLC (FundChoice) totaling $141,936. Certain officers and affiliates of the Company own minority interests in FundChoice.

In 1999, the Company entered into an affiliation agreement with FSLIC and FTJ for the purpose of selling FSL Flexible Premium Variable Annuity contracts offered by FSLIC. Pursuant to this agreement, the Company served as the distributor for the variable annuity insurance contracts. Commissions were paid to FTJ or its designates based on the percentage of sales and contract value in accordance with the instructions received from FTJ. However, the Company has not marketed variable annuity contracts for several years and, therefore, all current year's commissions received, which totaled $11,704, related to trail commissions on variable annuities issued or assumed in prior years.

The Company reimburses FTJ for its share of general and administrative costs in the form of a management fee which amounted to $89,840 for the year.

(3) CLASS B COMMON STOCK

The Company has authorized 1,000 shares of Class B non-voting common stock of which no shares have been issued.

(4) CONCENTRATION OF CASH IN BANK AND CASH EQUIVALENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of uninsured cash and cash equivalent balances. The Company places its cash and cash equivalents with high-credit quality financial institutions. At times, balances in the Company's accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit of $250,000.

(5) FAIR VALUE MEASUREMENTS/MARKETABLE SECURITIES

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of input are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

(5) FAIR VALUE MEASUREMENTS/MARKETABLE SECURITIES, Continued

Cash, receivables, other assets, accounts payable and accrued expenses – The carrying amounts reported in the accompanying statement of financial are a reasonable estimate of fair value.

The following table presents the Company's assets and related valuation inputs within the fair value hierarchy utilize to measure fair value as of April 30, 2017, on a recurring basis.

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 20,661	$ -	$ -	$ 20,661

The Company holds three hundred shares of NASDAQ-OMX Group, inc. stock which are stated at fair market value as of April 30, 2017 (Level 1 in the hierarchy established by current standards). These securities are listed on national exchanges and the fair value is determined based on published market prices. At April 30, 2016, the securities had a market value of $20,661 with cumulative gross unrealized gains of approximately $10,661.

(6) NET CAPITAL

To comply with the SEC regulations and NFA Rules, the Company has a minimum required net capital of $5,000. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of April 30, 2017, the net capital was $539.877, which exceeded the required minimum capital of $5,000 by $534,877, and the net capital ratio was .02 to 1.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was June 29, 2017. No transactions or events were found that were material enough to require recognition in the financial statements.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

APRIL 30, 2017

Total equity from statement of financial condition		$ 564,388
Less non-allowable assets:		
Receivables	$ 78	
CRD deposit	316	
Other deposits	13,934	(14,328)
Net capital before haircut		550,060
Haircut:		
Vanguard Money Market funds ($354,180 @ 2%)	7,084	
NASDAQ Stock ($20,661 @ 15%)	3,099	
Total haircuts		(10,183)
Net capital		$ 539,877

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 539,877
Excess net capital	$ 534,877

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 10,660
Ratio of aggregate indebtedness to net capital	.02 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The net capital as reported in the most recent unaudited Part IIA filing agrees with the audited net capital above.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

APRIL 30, 2016

Not applicable – The Company is not required to prepare a Computation of Reserve Requirement pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k)(2)(ii) of the Rule.

NATIONAL PENSION & GROUP CONSULTANTS, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

APRIL 30, 2016

The Company is not subject to the requirements of Rule 15c3-3 Customer Protection – Reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.


NTON &
HIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
National Pension & Group Consultants, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) National Pension & Group Consultants, Inc. identified the following provision of 17 C.F.R 15c3-3k under which National Pension & Group Consultants, Inc. claimed an exemption from 17 C.F.R 240.15c3-3, (k) (2) (ii) the exemption provisions and (2) National Pension & Group Consultants, Inc. stated that National Pension & Group Consultants, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. National Pension & Group Consultants, Inc. management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about National Pension & Group Consultants, Inc. compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Anton & Chia, LLP

Anton & Chia, LLP

June 29, 2017


NATIONAL

PENSION & GROUP CONSULTANTS, INC.

3130 BROADWAY • KANSAS CITY, MO. 64111
Phone: 816-968- 0602

June 29, 2017

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: National Pension & Group Consultants, Inc.

Enclosed please find two (2) copies of the independent auditor's report for National Pension and Group Consultants, Inc. for the year ended April 30, 2017.

Yours truly,

Stephen A. Elliott

Stephen A. Elliott, CCO
National Pension & Group Consultants, Inc.

Enclosure



NATIONAL PENSION & GROUP CONSULTANTS, INC.
3130 BROADWAY • KANSAS CITY, MO. 64111
Phone: 816-968-0602

July 5, 2017

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: National Pension & Group Consultants, Inc.

Enclosed please find two (2) copies of the independent auditor's report for National Pension and Group Consultants, Inc. for the year ended April 30, 2017.

Yours truly,

Stephen A. Elliott

Stephen A. Elliott, CCO
National Pension & Group Consultants, Inc.

Enclosure